Exhibit 99.1

Aphria to acquire cc pharma, STRENGTHENING FOOTHOLD IN GERMAN MEDICAL CANNABIS MARKET

Acquisition adds new vertical and strategic operations in key region of global growth strategy

Leamington, Ontario – November 8, 2018 – Aphria Inc. (“Aphria” or the “Company”) (TSX: APHA and NYSE: APHA) today announced its proposed acquisition of CC Pharma GmbH (“CC Pharma”), a leading distributor of pharmaceutical products to more than 13,000 pharmacies in Germany. The transaction, when closed, will strengthen the Company’s end-to-end medical cannabis operations and infrastructure in Germany, a key market in Aphria’s international expansion. It is anticipated that the transaction will close in January 2019.

“This acquisition strengthens our foothold in Germany, one of the most highly sought-after medical cannabis markets in the world,” said Vic Neufeld, CEO of Aphria. “CC Pharma is cash-flow positive and has significant experience with regulatory requirements and international logistics. It will be a strong addition to Aphria’s presence in Germany, providing deeper access to the important pharmacist channel and advancing our ambitious global growth strategy.”

Founded in 1999, CC Pharma is a leading importer and distributor of EU-pharmaceuticals for the German market, with over €200 million in annual revenue. Aphria, through its subsidiary Aphria International, previously announced a supply agreement with CC Pharma to export approximately 1,200 kilograms of medical cannabis products from Canada to Germany. With Aphria’s experience as a global cannabis leader, the Company will create a new division of CC Pharma dedicated to medical cannabis. CC Pharma operates a production, repackaging and labeling facility at its headquarters in Densborn.

“We are pleased to join forces with a premier global cannabis company, whose commitment to quality, safety and patient care closely aligns with our own. This is an exciting opportunity to build on our established network and advance our participation in a rapidly growing, emerging industry,” said Dr. Manfred Ziegler, Managing Director of CC Pharma.

The transaction will bolster Aphria’s growing presence in Germany, which includes a three-pronged approach covering demand, supply and distribution. Earlier this year, the Company, through its wholly-owned subsidiary Aphria Deutschland (“Aphria Germany”), acquired a 25.1 per cent interest in Berlin-based Schöneberg Hospital, providing access to both doctors and patients to support education about the benefits of medical cannabinoids. It was also the first step in Aphria Germany’s plans to build and operate pain treatment centres throughout Germany.

To secure a constant delivery of imported cannabis for German patients, the Company is building one of the biggest state-of-the-art GMP certified cannabis vaults in Bad Bramstedt, northern Germany, with a storage capacity of 5,000 kilograms. To prepare for in-country cultivation in Germany, Aphria is planning on building a Research and Development indoor growing facility in Neumünster, Germany.

“We are focused on leading the way in the medical cannabis market in Germany,” said Hendrik Knopp, Managing Director of Aphria Germany. “By combining Aphria’s expertise with CC Pharma’s established local market presence, we are well positioned to continue on that journey.”

Aphria will pay €24.5 million in cash to CC Pharma at closing, with an earn-out multiple on future EBITDA of up to another €23.5 million following closing, if certain performance milestones are met.

We Have A Good Thing Growing

About Aphria

Aphria is a leading global cannabis company driven by an unrelenting commitment to our people, product quality and innovation. Headquartered in Leamington, Ontario – the greenhouse capital of Canada – Aphria has been setting the standard for the low-cost production of safe, clean and pure pharmaceutical-grade cannabis at scale, grown in the most natural conditions possible. Focusing on untapped opportunities and backed by the latest technologies, Aphria is committed to bringing breakthrough innovation to the global cannabis market. The Company’s portfolio of brands is grounded in expertly researched consumer insights designed to meet the needs of every consumer segment. Rooted in our founders’ multi-generational expertise in commercial agriculture, Aphria drives sustainable long-term shareholder value through a diversified approach to innovation, strategic partnerships and global expansion, with a presence in more than 10 countries across 5 continents.

For more information, visit: aphria.ca

###

For media inquiries please contact:

Tamara Macgregor

Vice President, Communications

tamara.macgregor@aphria.com

437-343-4000

For investor inquiries please contact:

John Sadler

Vice President, Investor Relations

john.sadler@aphria.com

416-315-0600

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS: Certain information in this news release constitutes forward-looking statements under applicable securities laws. Any statements that are contained in this news release that are not statements of historical fact may be deemed to be forward-looking statements. Forward looking statements are often identified by terms such as “may”, “should”, “anticipate”, “expect”, “potential”, “believe”, “intend” or the negative of these terms and similar expressions. Forward-looking statements in this news release include, but are not limited to, statements with respect to internal expectations, estimated margins, expectations with respect to actual production volumes, expectations for future growing capacity and costs, the completion of any capital project or expansions, and expectations with respect to future production costs. Forward-looking statements necessarily involve known and unknown risks, including, without limitation, risks associated with general economic conditions; adverse industry events; marketing costs; loss of markets; future legislative and regulatory developments involving medical marijuana; inability to access sufficient capital from internal and external sources, and/or inability to access sufficient capital on favourable terms; the medical marijuana industry in Canada generally, income tax and regulatory matters; the ability of Aphria to implement its business strategies; competition; crop failure; currency and interest rate fluctuations and other risks.

Readers are cautioned that the foregoing list is not exhaustive. Readers are further cautioned not to place undue reliance on forward-looking statements as there can be no assurance that the plans, intentions or expectations upon which they are placed will occur. Such information, although considered reasonable by management at the time of preparation, may prove to be incorrect and actual results may differ materially from those anticipated.

The forward-looking statements included in this news release are made as of the date of this news release and the Company does not undertake an obligation to publicly update such forward-looking statements to reflect new information, subsequent events or otherwise unless required by applicable securities laws.

Forward-looking statements contained in this news release are expressly qualified by this cautionary statement.